Schiff Hardin LLP 666 Fifth Avenue Suite 1700 New York, NY 10103 T 212.753.5000 F 212.753.5044 schiffhardin.com

January 29, 2018
Rachael Leah Schwartz 212.745.0845 rschwartz@schiffhardin.com
VIA E-MAIL

Ms. Elaine E. Richards, Esq.
c/o U.S. Bancorp Fund Services, LLC
2020 E. Financial Way, Suite 100
Glendora, CA  91741

Re: Rule 485(b) Representation of Counsel

Dear Ms. Richards:

We are counsel to Professionally Managed Portfolios (the "Registrant").  You have asked us to review Post-Effective Amendment No. 729 to the Registrant's Registration Statement on Form N-1A (File Nos. 33-12213 and 811-05037) (the "Amendment") on behalf of Registrant's series, Boston Common ESG Impact International Fund and Boston Common ESG Impact U.S. Equity Fund, which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant's disclosures, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Rachael L. Schwartz
Rachael L. Schwartz
for SCHIFF HARDIN LLP